TELEMIG CELULAR PARTICIPACOES S.A.
                         CNPJ/MF N(0) 02.558.118/0001-65
                                NIRE 5330000577-0
                              PUBLICLY HELD COMPANY

DATE, TIME AND VENUE: On the twenty-nine (29) of April, 2002, at 1:00 p.m., in the Company's headquarters at the SCN, Quadra 3, Bloco A, Sobreloja, in Brasilia, Distrito Federal.

PREVIOUS PUBLICATIONS: Call notices published according to Article 124, Paragraph One of Law No. 6404/76, in the newspapers "Diario Oficial do Distrito Federal" (D.O.D.F.) and "Gazeta Mercantil" (G.M.), editions of 12, 15 and 16 of April, 2002; Financial Statements published in the "Gazeta Mercantil" on March 28, 2002, and in the "Diario Oficial do Distrito Federal" on the 1st of April, 2002.

ATTENDANCE: The following were present to the meeting: Aloysio Galvao, Chief Officer of Human Resources, and Jose Carnos, Legal Counsel Officer representing the Company Management; Joao Ricardo Costa representing Ernst & Young Auditores Independentes, and Jorge da Cunha Fernandes representing the Audit Board. Present, also, shareholders representing the majority of the voting capital, as evidenced by the signatures in the Shareholders' Attendance. The presence of the Chief Financial Officer, Joao Cox Neto, was recorded immediately after the General Meetings had been opened.

Presiding Board: Once the necessary quorum was recorded the Extraordinary and Ordinary General Meetings were installed by the Administrative Director Aloysio Galvao, as per Article 16 of the Company Bylaws. The attendants then proceeded to elect the Chairman and the Secretary of the General Meetings and, except for Caixa de Previdencia dos Funcionarios do Banco do Brasil, Fundacao Petrobras de Seguridade Social and Fundos do Banco do Brasil that abstained from voting, Paulo Cezar Aragao and Jose Inacio Fucci (qualified below) were unanimously elected, respectively, as Chairman and Secretary of the General Meetings.

AGENDA: Extraordinary General Meeting: (i) Rectification and ratification of the increase of the capital stock approved by the Extraordinary General Meeting dated April 30, 2001; (ii) Removal of Gunnar Birger Vinof Vikberg, Renato Carvalho Franco, Gustavo Henrique de Barroso Franco, Mauro Eduardo Guizeline, Jose Luiz de Salles Freire and Andre Leal Faoro, current members of the Board of Directors, election of new members, as well as the election of the President and Vice President of the Joint Committee; Ordinary General Meeting: (i) Report, Management Accounts and Financial Statements for the fiscal year ended on December 31, 2001; (ii) Destination of profits for the year ended December 31, 2001; (iii) Election of full and deputy members of the Audit Board; (iv) Approval of the global remuneration of the Directors and of the members of the Audit Board;

Extraordinary General Meeting: (i) Capitalization of the profit reserves; (ii) Capitalization of the proceeds represented by the premium, through the issuance of Company shares and the corresponding increase of the capital stock; (iii) Amendment of Article Five of the Bylaws to reflect the new capital stock of the Company.

RESOLUTIONS: Once verified the installation quorum the Chairman stated that the Extraordinary General Meeting was installed and welcomed the shareholders present. The attending shareholders agreed to have these Minutes of Meeting drawn in summary form, as permitted by Article 130, Paragraph One, of Law No. 6404/76. The attending shareholders approved the following Resolutions:

Extraordinary General Meeting:

The following resolutions were approved by the attending shareholders in the Extraordinary General Meeting, according to the items of the Agenda:

     (i) Rectify and ratify the increase of the capital stock approved by the Extraordinary General Meeting, dated April 30, 2001, to be effective with the following wording:

Approved unanimously by the voting attendants, with abstention of shareholders:
Caixa de Previdencia dos Funcionarios do Banco do Brasil ("Previ"), Fundacao Petrobras de Seguridade Social ("Petros"), Fundo de Investimentos BB Fundo de Acoes ("BB Fundo de Acoes"), Fundo de Investimentos BB Acoes Telebrasil ("BB Acoes Telebrasil"), Fundo de Investimentos BB Acoes Master ("BB Acoes Master") and Fundo de Investimentos BB Acoes Indice ("BB Acoes Indice"), the re-ratification of the resolution approved by the Extraordinary General Meeting dated April 30, 2001, regarding the issuance of 673,893,924 ordinary shares, at the price per thousand shares of R$6,4350 and 1,138,048,100 preferred shares, at the price per thousand shares of R$4,3434, by using the amortization of differed assets, assuring to minority shareholders preemptive rights for acquisition of shares during a period of thirty (30) days, after notice publication observing the provisions of Article 171, Paragraph Two, of Law 6404/76.

As a result of the resolution above, the capital stock of the Company is now one hundred and eighty million, six hundred and ninety-two thousand, five hundred and five reais, fifty-two cents (R$180.692.505,52), represented by three hundred and thirty-six billion, five hundred and fifty-seven million, nine hundred and seventy-four thousand, five hundred and eighty-two (336,557,974,582) shares, of which one hundred and twenty-five billion, one hundred and seventy-one million, nine hundred and eighty-one thousand, eight hundred and sixty-two (125,171,981,862) are ordinary shares, and two hundred and eleven billion, three hundred and eighty-five million, nine hundred and ninety-two thousand, seven hundred and twenty (211,385,992,720) preferred shares.

It was further approved, also by unanimous vote, the new wording of Article Five of the Company Bylaws as follows:

"Article Five - The total subscribed and paid up capital is one hundred and eighty million, six hundred and ninety-two thousand, five hundred and five reais and fifty-two cents (R$180.692.505,52), represented by three hundred and thirty-six billion, five hundred and fifty-seven million, nine hundred and seventy-four thousand, five hundred and eighty-two (336,557,974,582) no-par, registered shares, of which one hundred and twenty-five billion, one hundred and seventy-one million, nine hundred and eighty-one thousand, eight hundred and sixty-two (125,171,981,862) are ordinary shares, and two hundred and eleven billion, three hundred and eighty-five million, nine hundred and ninety-two thousand, seven hundred and twenty (211,385,992,720) are preferred shares."

(ii) Removed Gunnar Birger Vinof Vikberg, Renato Carvalho Franco, Gustavo Henrique de Barroso Franco, Mauro Eduardo Guizeline, Jose Luiz de Salles Freire and Andre Leal Faoro, current members of the Board of Directors, and elect the new members, as well as the President and Vice President of the Joint Committee.

Initially, shareholder Andre Leal Faoro read the Official Letter 1157/2002, of the 4th Court of Bankruptcy and Receivership of Rio de Janeiro, covering the copy of the sentence proffered by the superior court judge Severiano Aragao, filed in the Company headquarters. The Chairman then went on to explain that, notwithstanding the fact that the Official Letter was addressed to Telpart Participacoes, it is incumbent upon the General Meeting to execute the sentence and decide upon the removal and the election of the Directors, as determined by the Judiciary, without prejudice to the suspension of the effects of the resolution made in the form of the same sentence of the Court of Justice of Rio de Janeiro; shareholder Andre Leal Faoro proposed to withdraw the subject from the agenda being seconded by shareholders Brazvert Fund Delaware LLC, Globalvest Hedge Delaware LLC, Globalvest Value Holdings Delaware LLC, Latinvest Fund Delaware LLC, Latinvest Holdings Delaware LLC, Latinvest Partners Delaware LLC Utilityvest II Delaware LLC ("Fundos Globalvest") and Marcelo Santos Barbosa, but the proposal was not accepted by the Meeting.

It was approved by majority of vote to remove Board Members Remove Gunnar Birger Vinof Vikberg, Renato Carvalho Franco, Gustavo Henrique de Barroso Franco, Mauro Eduardo Guizeline, Jose Luiz de Salles Freire and Andre Leal Faoro, with abstention of the BB Fundo de Acoes, BB Acoes Telebrasil, BB Acoes Master, BB Acoes Indice ("jointly "Fundos BB"") and FundosGlobalvest.

Shareholders Previ e Petros proceeded to read the manifestations that were filed in the Company's headquarters about: (a) preparation of a triple list, and (b) election of the members of the Board of Directors to enable it to be totally renewed, as prescribed in Paragraph 3 of Art. 141 of Law No. 6404/76. Shareholder Telpart Participacoes S.A. contested the manifestations and explained that, as regards the preparation of a triple list, it is not subject to the rules established in the Shareholders' Agreement of Newtel Participacoes S.A. As regards the election of the Board of Directors, the matter was decided, as usual, in a Previous Meeting duly called, and Previ and Petros, if convenient, may dispute in court the instructions contained therein.

The Chairman then went on to explain that, under the terms of Paragraph 8 of article 118 of Law No. 6.404/76, the Meeting is not competent to decide upon any claims concerning the alleged illegality or abuse of the right to give voting instructions, as stated in the vote manifestation of shareholders Previ and Petros, and for this reason this request was dismissed as nonapplicable.

The Chairman asked whether there was any request regarding the exercise of the prerogative foreseen in subitem II of Paragraph 4 of Article 141 of Law 6404/76, but no request had been made to this end by preferred shareholders of more than 10% of the capital stock.

Shareholder "Fundos Globalvest" recorded their understanding about the judicial order issued by the 22nd Federal Court of Brasilia, Distrito Federal, which suspended its voting rights regarding the matter; a copy of such order is filed in the Company's headquarters, as well as the manifestation of vote of the "Fundos".

Considering the above mentioned judicial order the Chairman dismissed as nonapplicable, the request for adopting multiple vote process in this General Meeting, informing that the election of the Board of Directors would be made through a single voting list.

Shareholder Telpart Participacoes S.A., deeming it convenient and opportune, decided to propose that the number of seats to be occupied were in number of 11 full members and their respective deputies; this was approved unanimously by the votes given, with abstention of shareholders Fundos Globalvest, and shareholder Marcelo Santos

Barbosa. Following this, shareholder Telpart Participacoes S.A. submitted the following names as Members of the Board of Directors, for a new term, maintaining the same remuneration:

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Full Members of the Board                               Deputy Members
--------------------------------------------------------------------------------------------------------------
Arthur  Joaquim  de  Carvalho,  Brazilian,   married,,  Francisco   Antunes   Maciel   Mussnick,   Brazilian,
business  administrator,  ID-RG No. 3749  CRA/BA,  CPF  married,  lawyer,  OAB/RJ 30.630, CPF 531.915.447-04,
147.896.475-87,  resident and domiciled in the City of  resident  and   domiciled  in  the  city  of  Rio  de
Rio de Janeiro,  State of Rio de Janeiro,  with office  Janeiro,  State of Rio de Janeiro, with office at Av.
at Av. Presidente Wilson 231, 28o andar (parte).        Almirante Barroso 52, 32 o andar (parte)
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Luciano  Batista,  Brazilian,  married,  bank officer,  Antonio Luiz Benevides  Xavier,  Brazilian,  married,
ID-RG  No.  07996152-0  IFP/RJ,  CPF   411.161.866.91,  bank  officer,   ID-RG  No.  04819908-7  IFP/RJ,  CPF
resident and  domiciled in the city of Rio de Janeiro,  734.083.797.34,  resident  and  domiciled in the city
State of Rio de  Janeiro,  with  office  at Rua  Cosme  of  Niteroi,  State  of Rio de  Janeiro,  at Av.  Ari
Velho, 315 bl2/103.                                     Parreiras 65, 1401.
--------------------------------------------------------------------------------------------------------------
Veronica   Valente   Dantas,   Brazilian,    divorced,  Jose  Inacio   Cercal  Fucci,   Brazilian,   married,
business  administrator,  ID-RG No. 1.083.309  SSP/BA,  lawyer,  OAB/RJ 70.488, CPF 001.549.517-57,  resident
CPF  262.853.205-00,  resident  and  domiciled  in the  and  domiciled  in the city of Rio de Janeiro,  State city of Rio de Janeiro,  State of Rio de Janeiro, with  of Rio de Janeiro,  with offices at Rua da Assembleia
offices at Av. Presidente Wilson 231, 28o (parte)       77 10 o andar.
--------------------------------------------------------------------------------------------------------------
Franklin  Madruga  Luzes,  Brazilian,  married,  civil  Nelson  Sampaio  Bastos,  Brazilian,   married,  bank
engineer,   ID-RG   No.   16386   -   D,   CREA,   CPF  officer,    ID-RG    No.    2377151    SSP/SP,    CPF
028.469.507-68,  resident and domiciled in the city of  026.791.248-04,  resident  and  domiciled in the city
Rio de Janeiro,  State of Rio de Janeiro, with offices  of Sao  Paulo,  State of Sao  Paulo,  at Rua  Oswaldo
at Rua Real Grandeza 275 - 101.                         Leite Ribeiro, 222
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Marcos   Nascimento   Ferreira,   Brazilian,   single,  Bruno Pinheiro de Lara Resende, Brazilian,  divorced,
engineer,    ID-RG   No.    24138/D    CREA/BA,    CPF  lawyer,  OAB/RJ 38.456, CPF 388.576.507-15,  resident
489.614.185-72,  resident and domiciled in the city of  and  domiciled  in the city of Rio de Janeiro,  State
Rio of Janeiro,  State of Rio de Janeiro,  with office  of Rio de Janeiro,  with offices at Rua da Assembleia
at Av. Presidente Wilson 231, 28o andar (parte)         77 10o andar.
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Jose Leitao  Vianna,  Brazilian,  married,  economist,  Jorge  Jardim de Moraes  Filho,  Brazilian,  married,
ID-RG  No.  117.1996   SSP/DF,   CPF   020.158.117-53,  engenheiro,    ID-RG   No.   122.328   SSP/GO,    CPF
resident and  domiciled in Belo  Horizonte,  MG na Rua  029.133.721-04,  resident and  domiciled in Brasilia,
Maripa 50801 Bairro Serra.                              DF, na SHIS QI 3, conjunto 10, casa 10, Lago Sul.
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Maria  Amalia  Delfim  de  Melo  Coutrim,   Brazilian,  Paulo  Cezar  Aragao,  Brazilian,  divorced,  lawyer,
married,  economist,  ID-RG  No.  12944  MTB/CRE,  CPF  OAB/RJ  21.560,  CPF  174.204.407-78,   resident  and
654.298.507-72,  resident and domiciled in the city of  domiciled  in the  city of Rio de  Janeiro,  State of
Rio de Janeiro,  State of Rio de Janeiro, with offices  Rio  de  Janeiro,   with  offices  at  Av.  Almirante
at Av. Presidente Wilson,231, 28o andar (parte).        Barroso 52, 32o  andar (parte).
--------------------------------------------------------------------------------------------------------------
Carlos Eduardo  Teixeira Freire,  Brazilian,  married,  Petronio  Fernandes   Goncalves  Junior,   Brazilian,
bank   officer,   ID-RG  No.   490.526   SSP-DF,   CPF  married,  retired,  ID-RG No. 265.052-6  SSP-DF,  CPF
153.280.821-68,  resident  and  domiciled  in the city  032.001.407.04,  resident  and  domiciled in the city
of  Brasilia, at                                        of
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
Full Members of the Board                               Deputy Members
--------------------------------------------------------------------------------------------------------------
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SHIN QI 07 - 10, Casa 4, Lago Norte.                    Brasilia, at SHIN QL 07, Conj. 5 Casa 18.
--------------------------------------------------------------------------------------------------------------
Danielle Silbergleid Ninio, Brazilian,  married, ID-RG  Norberto Aguiar Tomaz,  Portuguese citizen,  married,
No. 09.896.765-6  IFP/RJ, CPF 016.744.087-06  resident  economist,   ID-RG  No.  WO  59611-A  SE/DPMAF,   CPF
and domiciled in the city of Rio de Janeiro,  State of  237.976.908-78,  resident  and  domiciled in the city
Rio  de  Janeiro,   with  offices  at  Av.  Presidente  of Rio de  Janeiro,  State  of Rio de  Janeiro,  with
Wilson, 231 28 o andar (parte)                          offices  at Av.  Presidente  Wilson  231,  28o  andar
                                                        (parte)
--------------------------------------------------------------------------------------------------------------
Eduardo  Alcoforado   Pontual,   Brazilian,   married,  Luiz Augusto  Britto de Macedo,  Brazilian,  married,
administrator,   ID-RG  No.  2.038.896   IFP/RJ,   CPF  administrator,   ID-RG  No.  20-24883-1  CRA/RJ,  CPF
011.892.397-87,  resident and domiciled in the city of  597.717.637-68,  resident  and  domiciled in the city
Rio de Janeiro,  State of Rio de Janeiro, with offices  of Rio de  Janeiro,  State  of Rio de  Janeiro,  with
at Av. Presidente Wilson 231, 28o andar (parte).        offices at Av. Presidente Vargas No 290 10o andar
--------------------------------------------------------------------------------------------------------------
Rodrigo Bhering Andrade,  Brazilian,  married, lawyer,  Joao  Eduardo de Villemor  Amaral  Ayres,  Brazilian,
OAB/DF   7.781,   CPF   489614185-72,   resident   and  single,   lawyer,   ID-RG  No.   90957   OAB/RJ   CPF
domiciled in the city of Rio de Janeiro,  State of Rio  921597377-01,  resident and  domiciled in the city of de  Janeiro,  with  offices at Av.  Presidente  Wilson  Rio  de  Janeiro,  State  of  Rio  de  Janeiro,  with
231, 28o andar                                          offices at Av. Presidente Wilson 231, 28o andar
--------------------------------------------------------------------------------------------------------------

The sole voting list presented by shareholder Telpart Participacoes was elected by majority of votes, with contrary vote of shareholder Andre Leal Faoro and the abstention of shareholders Previ, Petros, Fundos Globalvest, Marcelo Santos Barbosa and Fundos BB.

It was then unanimously approved by the voting attendants, with abstention of shareholders: Previ, Petros, Fundos Globalvest, Marcelo Santos Barbosa e Fundos BB, to elect Arthur Joaquim de Carvalho and Veronica Valente Dantas, qualified above, respectively as Chairman and Deputy Chairman of the Board of Directors.

The member of the Audit Board present to the Meeting submitted manifestation that remains filed in the headquarters of the Company.

Ordinary General Meeting:
-------------------------

The following resolutions were approved by the attending shareholders in the Ordinary General Meeting, according to the items of the Agenda:

(I) Examine the Management Accounts and review Financial Statements for the fiscal year ended on December 31, 2001.

Shareholders Telpart Participacoes voted for the approval of the financial statements, with reservations regarding the acts of the Technical Director, Rene Patoine, on behalf of TIW and against the company interests, including the fact that he subscribed notes as reimbursement to TIW, without legal or contractual support. He added that Rene Patoine, worked for the Company under irregular condition during approximately one year, given that he did not have a work visa as required for a foreign person to work in Brazil.

The financial statements of the Company referring to the fiscal year ended on December 31, 2001 were unanimously approved by the voting attendants, as proposed by Telpart Participacoes, with abstention of shareholders: Previ, Petros, and Fundos BB.

Following this, shareholder Telpart Participacoes S.A. proposed that the Company bring a civil liability action against Rene Patoine, Technical Director of the Company as foreseen in Article 159 of Law No. 6404/76, who is automatically divested of his functions; this was approved by majority of votes, defeating Andre Leal Faoro, Marcelo Santos Barbosa and Fundos Globalvest, with abstention of shareholders: Previ, Petros, Fundos BB and Harris Associates Investment Trust and F&C Emerging Markets Trust and Frank Russel Emerging Markets Fund.

(ii) Approve the destination of the results for the fiscal year ended on December 31, 2001.

The distribution of net profits for the fiscal year 2001, in the amount of eighty-nine million, nine hundred and eighty-six thousand, three hundred and seventy reais and two cents (R$89.986.370,02) was approved by the majority of votes with abstention of shareholders Previ, Petros and Fundos BB in the following manner:

     - Constitution of legal reserve in the amount of four million, four hundred and ninety-nine thousand, three hundred and eighteen reais and fifty cents);

     - Distribution of dividends in the amount of twenty-four million, six hundred and seventy-two thousand, nine hundred and fifty-seven reais and three cents (R$24.672.957,03), according to Article 41 of the Company Bylaws and Article 202 of Law No. 6404/76, representing a total remuneration of R$0,07331 per thousand preferred or ordinary shares.

     - Carry over to the next fiscal year the balance of net profits in the amount of sixty million, eight hundred and fourteen thousand, ninety-four reais forty-nine cents), according to Article 43, II of the Company Bylaws and to the budget placed at the disposal of the shareholders.

(iii) Elect the full members of the Audit Board and their deputies.

The members of the Audit Board, as listed below, were unanimously elected for a one-year term to be terminated on the date of the Ordinary General Meeting to be held in 2003; two of the members were indicated by Telpart Participacoes S.A. and the third one by the preferred shareholders, Bndespar and F&C Emerging Markets Commingled Trust and Frank Russel Investment Company Emerging Markets Funds, all of them to receive the minimum remuneration stipulated by Law:

a) Luiz Otavio Nunes West, Brazilian, married, accountant, bearer of the ID-RG No. 1.178.095, issued by the SSP/BA, Individual Taxpayer No. 146.745.485-00, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro, with office at Avenida Presidente Wilson No. 231, 28o andar (parte), as full member of the Audit Board, and Augusto Cezar Calazans Lopes, Brazilian, married, lawyer, economist, bearer of the ID-RG No. 04722037-1 issued by the IFP/RJ, Individual Taxpayer No. 595.468.247-04, resident and domiciled in the city of Rio de Janeiro, State of Rio de Janeiro with office at Avenida Presidente Wilson No. 231, 28o andar (parte) as respective deputy.

b) Gilberto Braga, Brazilian, married, lawyer, economist, bearer of the ID-RG No. 04722037-1 issued by the IFP/RJ, Taxpayer (CPF/MF) No. 595.468.247-04, resident and domiciled in the city of Rio de Janeiro, with office at Avenida Presidente Wilson No. 231, 28o andar as full member of the Audit Board, and Claudia Dionisio Esterminio,

Brazilian, single, economist, bearer of the identity card 622462-8 issued by MM, Taxpayer (CPF/MF) No. 084406937-02, resident and domiciled in the city of Rio, with office at Avenida Presidente Wilson No. 231, 28o andar (parte), as respective deputy.

c) Sr. Egon Handel, Brazilian, account, separated, bearer of the ID-RG No. 10036519-97 e do CPF 029.279.850-49, domiciled in Porto Alegre, Rio Grande do Sul, with office at Rua dos Andradas 1534, cj. 82, as full member of the Audit Board, and Vanderlei Dominguez da Rosa, Brazilian, accountant, single, bearer of the identity card No. 3026420368 SSP/RS and Taxpayer (CPF/MF) No. 422.881.180-91, domiciled in Porto Alegre, Rio Grande do Sul, with office at Rua dos Andradas 1534 cj. 82, as respective deputy.

(iv) Approve the global remuneration of the Directors and of the members of the Audit Board.

Approved by majority of votes, defeating Fundos Globalvest, and with abstention of the shareholders PREVI, PETROS and Fundos BB, the global remuneration of the Directors for fiscal year 2002, in the amount up to four million, three hundred thousand reais (R$4.300.000,00) and stipulated the monthly individual remuneration of the members of the Audit Board, to be 10% of the average remuneration paid to the Statutory Officers of the Company, excluding benefits, business expenses and profit-sharing, as per Article 162 of Law 6404/76.

Extraordinary General Meeting:
------------------------------

(i) Approve the proposal for capitalization of the profit reserves. The General Meeting unanimously approved by the voting attendants, with the abstention of Previ, Petros and Fundos BB, the capitalization of the profit reserve of four billion, four hundred and ninety-nine thousand, three hundred and eighteen reais and fifty cents (R$4.499.318,50).

(ii) Capitalization of the assets represented by the premium, by the issuance of Company shares and corresponding increases of the capital stock. The General Meeting unanimously approved by the voting attendants, with the abstention of PREVI, PETROS and Fundos BB, the capitalization of the assets represented by the premium, in the amount of fifteen million, fifty-three thousand, four hundred and seventy-three reais and forty-nine cents), through the issuance of three billion, eight hundred and seventy-three million, three hundred and ninety-nine thousand, three hundred and seventy-seven shares (3.873.399.377) company shares, of which one billion, four hundred and forty million, five hundred and eighty-seven thousand, one hundred (1.440.587.100) are ordinary shares, and two billion, four hundred and thirty-two million, eight hundred and twelve thousand, two hundred and seventy-seven (2,432,812,277) are preferred shares; issue price of the shares are, respectively, R$5.450325 for ordinary shares and R$2,960280 for preferred shares. This amount represents the effective benefit obtained by the Company, from the amortization of the deferred assets in the fiscal period ended on December 31, 2002. The unit value of the ordinary and preferred shares mentioned above is based on the quotation of the stock exchange in the last ten days prior to this General Meeting, weighted by the volume of transactions. As agreed in the Protocol of Association, the issuance of these shares is made on behalf of the controlling shareholder Telpart Participacoes S/A, assuring, however, to the other shareholders, preemptive rights for subscription of the type and class of shares owned by them, such right to be exercised within thirty days after notice to the shareholders, published by the Company, observing Paragraph One of Article 71 of Law 6404/76. The amounts received from the shareholders that exercise their preemptive right shall be paid to the shareholder Telpart Participacoes S/A.

(iii) Amendment of Article 5 of the Bylaws, to reflect the new capital stock of the Company, such article becoming effective with the following wording:

"Artigo 5. The total subscribed and paid up capital is two hundred and thirty million, two hundred and twenty-seven thousand, four hundred and seventy-three reais, forty-nine cents (R$230.227.473,49), represented by three hundred and forty billion, four hundred and thirty-one million, three hundred and seventy three thousand, nine hundred and fifty-nine (340,431,373,959) registered, no-par value shares, of which one hundred and twenty-six billion, six hundred and twelve million, five hundred and sixty-eight thousand, nine hundred and sixty-two (126,612,568,962) are ordinary shares and two hundred and thirteen billion, eight hundred and eighteen million, eight hundred and four thousand, nine hundred and ninety-seven (213,818.804.997) are preferred shares.

CLOSING: The Agenda having been covered and there being no other matter to be discussed, the meeting was adjourned so that these Minutes of Meeting could be drawn. When the meeting was re-opened for approval of the Minutes of the Meetings, a judicial order sent to the Company by Fax after the Meetings had been closed, was read to those present as follows: "In view of the considerations of pages 933/937, I extend the effects of the preliminary order granted at page 93, to suspend the voting rights of all shareholders of TELEMIG and TELE NORTE relative to the removal of the members of the Board of Directors, until a manifestation is received from da ANATEL". The Minutes of Meeting were then read and opened for discussion having been read and signed by the shareholders present. It was resolved to publish these Minutes of Meeting in summary form as provided for in Article 130 of Law 6404/76

Brasilia, April 29, 2002.

Paulo Cezar Aragao                       Jose Inacio Cercal Fucci
Chairman                                        Secretary

This page is an integral part of the Minutes of Meeting of the Extraordinary General Meeting and Extraordinary Meeting of Telemig Celular Participacoes S.A. held on the 29th of April, 2002.

Telpart Participacoes S/A

Jose Inacio Cercal Fucci

Paulo Cezar Aragao

Marcelo Santos Barbosa

Brazvest Fund Delaware LLC

Globalvest Hedge Delaware LLC

Latinvest Fund Delaware LLC

Latinvest Holding Delaware LLC

Latinvest Partners Delaware LLC

Utilitivest II, Delaware LP

Utilitivest III, Delaware LP

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Frank Russel/Investment Company Emerging Markets Fund

Harris Associates Investment Trust

F&C Emerging Markets Commingled Trust

Fundo de Investimento BB- Fundo de Acoes

Fundo de Investimento BB - Acoes Telebrasil

Fundo de Investimento BB - Acoes Master

Fundo de Investimento BB - Acoes Indice

Gustavo Luiz de Magalhaes Monteiro

Marcos Nascimentos Ferreira

BNDES Participacoes S/A - BNDESPAR

Andre Leal Faoro

Fundacao Petrobras de Seguridade Social